UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                           Bottomline Home Loan, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   10138R 10 4
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                                 (CUSIP Number)

           Buster Williams, Jr., 201 East Huntington Drive, Suite 202,
                       Monrovia, CA 91016, (800) 520-5626
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           (Name, Address and Telephone Number of Person Authorized To
                      Receive Notices and Communications)

                                October 23, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 10138R 10 4                                          Page 2 of 3 Pages
---------------------                                          -----------------

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 1     NAME OF REPORTING PERSON

       Buster Williams, Jr.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
       N/A

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 3     SEC USE ONLY

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 4     SOURCE OF FUNDS

       PF - See Item 3
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                               [ ]

       N/A
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
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                        7    SOLE VOTING POWER
                             8,149,008
                      ----------------------------------------------------------
    NUMBER OF           8    SHARED VOTING POWER
      SHARES                 0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY           9    SOLE DISPOSITIVE POWER
       EACH                  8,149,008
    REPORTING         ----------------------------------------------------------
      PERSON           10    SHARED DISPOSITIVE POWER
       WITH                  0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,442,765(1)
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
       N/A

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       54.3%

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14     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------
(1) 293,757 shares are held by Mr. Williams' wife

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CUSIP No. 10138R 10 4                                          Page 3 of 3 Pages
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The Schedule 13D originally filed by Mr. Williams on October 23, 2003, is hereby amended as follows:

Item 1. Security and Issuer

No amendment.

Item 2. Identity and Background

No amendment.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraph:

On October 23, 2003, using his personal funds, the reporting person purchased an aggregate of 1,305,678 shares of the common stock of Bottomline Home Loan, Inc., from two of Bottomline's stockholders.

Item 4. Purpose of Transactions

Item 4 is amended by adding the following paragraph:

The October 23, 2003, transaction was effected to consolidate the reporting person's interest in the Company, to accommodate two stockholders desiring to liquidate their positions, and to continue the reporting person's efforts to move the Company forward without those persons in control prior to the reporting person's acquisition of his interest in the Company.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

The reporting person has sole voting and dispositive power over 8,149,008 shares of common stock, and his wife holds 293,757, which together represent beneficial ownership by the reporting person of approximately 54.3% of the issued and outstanding shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No amendment.

Item 7. Material To Be Filed as Exhibits

Stock Purchase Agreement between Buster Williams, Jr., and Richard Surber and Nexia Holdings, Inc.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 23, 2003                                      /s/ Buster Williams, Jr.
----------------                                     ---------------------------
Date                                                 Buster Williams, Jr.

Exhibit

                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement ("Agreement") is entered into this day of October 2003 ("Effective Date") by and between Buster Williams ("Williams"), a California resident with a mailing address of 201 East Huntington Drive, Suite 200, Monrovia, California 91016, and Nexia Holdings, Inc. ("Nexia"), a Nevada corporation with principal offices located at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101 and Richard D. Surber a Utah resident with a mailing address of 268 West 400 South, Salt Lake City, Utah 84101
("Surber")

         WHEREAS, Williams desires to acquire from Nexia 3,320 shares of the common stock of Bottomline Home Loan, Inc. and to acquire from Surber 1,302,358 shares of the common stock of Bottomline Home Loan, Inc., for a combined total of 1,305,678 shares ("Bottomline Shares");

         WHEREAS, the parties have agreed that the total purchase price for the Bottomline Shares shall be a cash payment of $25,000, which payment shall be divided between Nexia and Surber on a pro-rata basis, with Surber taking 99.75% of the proceeds and Nexia 0.25% of the proceeds.

         NOW, THEREFORE with the above being incorporated into and made a part hereof for the mutual consideration set out herein and, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Exchange. Nexia and Surber transfer 1,305,678 shares of the common stock of Bottomline to Williams and Williams will make a cash payment in the sum of $25,000 to Nexia and Surber.

2. Termination. This Agreement may be terminated at any time prior to the Closing Date:

         A. By any party:

                  (1) If there shall be any actual or threatened action or proceeding by or before any court or any other governmental body which shall seek to restrain, prohibit, or invalidate the transactions contemplated by this Agreement and which, in the judgement of Nexia's Board of Directors, Surber or Williams and made in good faith and based upon the advice of legal counsel, makes it inadvisable to proceed with the transactions contemplated by this Agreement; or

                  (2) If the Closing shall have not occurred prior to October 20, 2003, or such later date as shall have been approved by parties hereto, other than for reasons set forth herein.

         B. By Williams:

                  (1) If Surber and Nexia shall fail to comply in any material respect with any of their covenants or agreements contained in this Agreement or if any of the representation or warranties of Surber or Nexia contained herein shall be inaccurate in any material respect; or

         C. By Nexia and Surber:

                  (1) If Williams shall fail to comply in any material respect with any of his covenants or agreements contained in this Agreement or if any of the representation or warranties of Williams contained herein shall be inaccurate in any material respect;

         In the event this Agreement is terminated pursuant to this Paragraph, this Agreement shall be of no further force or effect, no obligation, right, or liability shall arise hereunder, and each party shall bear its own costs as well as the legal, accounting, printing, and other costs incurred in connection with negotiation, preparation and execution of the Agreement and the transactions herein contemplated.

3. Representations and Warranties of Nexia and Surber. Nexia and Surber hereby represent and warrant that effective this date and the Closing Date, the representations and warranties listed below are true and correct:

         A. Corporate Authority. Nexia has the full corporate power and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement. The Board of Directors of Nexia has duly authorized the execution, delivery, and performance of this Agreement.

         B. No Conflict With Other Instruments. The execution of this Agreement will not violate or breach any document, instrument, agreement, contract, or commitment material to the business of Nexia or Surber to which Nexia or Surber is a party and has been duly authorized by all appropriated and necessary action.

         C. Deliverance of Shares. As of the Closing Date, the Bottomline Shares will be delivered to Williams.

         D. No Conflict with Other Instrument. The execution of this agreement will not violate or breach any document, instrument, agreement, contract or commitment material to Nexia or Surber.

4. Representations and Warranties of Williams. Williams hereby represents and warrants that, effective this date and the Closing Date, the representations and warranties listed below are true and correct.

         A. Legal Authority. Williams has the full legal power and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement.

         B. No Conflict With Other Instruments. The execution of this Agreement will not violate or breach any document, instrument, agreement, contract, or commitment material to the business of Williams to which Williams is a party and has been duly authorized by all appropriated and necessary action.

         C. Deliverance of Shares. As of the Closing Date, the cash purchase price of $25,000 will be delivered to Nexia and Surber.

         D. No Conflict with Other Instrument. The execution of this agreement will not violate or breach any document, instrument, agreement, contract or commitment material to Williams.

5. Closing. The Closing as herein referred to shall occur upon such date as the parties hereto may mutually agree upon, but is expected to be on or before October 20, 2003.

         At closing Nexia and Surber will deliver the Bottomline Shares to Williams and Williams will deliver to Nexia and Surber $25,000 in cash.

6. Damages and Limit of Liability. Each party shall be liable, for any material breach of the representations, warranties, and covenants contained herein which results in a failure to perform any obligation under this Agreement, only to the extent of the expenses incurred in connection with such breach or failure to perform Agreement.

7. Nature and Survival of Representations and Warranties. All representations, warranties and covenants made by any party in this Agreement shall survive the Closing hereunder. All of the parties hereto are executing and carrying out the provisions of this Agreement in reliance solely on the representations, warranties and covenants and agreements contained in this Agreement or at the Closing of the transactions herein provided for and not upon any investigation upon which it might have made or any representations, warranty, agreement, promise, or information, written or oral, made by the other party or any other person other than as specifically set forth herein.

8. Costs and Expenses. Williams, Surber and Nexia shall bear their own costs and expenses in the proposed exchange and transfer described in this Agreement. Williams, Surber and Nexia have been represented by their own attorney in this transaction, and shall pay the fees of its attorney, except as may be expressly set forth herein to the contrary.

9. Notices. Any notice under this Agreement shall be deemed to have been sufficiently given if sent by registered or certified mail, postage prepaid, addressed as follows:

To Nexia:  Nexia Holdings, Inc.             To Williams: Buster Williams, Jr.
& Surber   268 West 400 South, #300         201 East Huntington Drive, Suite 200
           Salt Lake City, UT 84101         Monrovia, California 91016
           Telephone: (801) 575-8073        Telephone: (626) 739-5300
           Telefax: (801) 575-8092          Telefax: (626) 739-5320
           Attn: Richard Surber, President

10. Miscellaneous.

         A. Further Assurances. At any time and from time to time, after the effective date, each party will execute such additional instruments and take such as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

         B. Waiver. Any failure on the part of any party hereto to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

         C. Headings. The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         D. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         E. Governing Law. This Agreement was negotiated and is being contracted for in the State of Utah, and shall be governed by the laws of the State of Utah, notwithstanding any conflict-of-law provision to the contrary.

         F. Binding Effect. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties their respective heirs, administrators, executors, successors, and assigns.

         G. Entire Agreement. The Agreement contains the entire agreement between the parties hereto and supersedes any and all prior agreements, arrangements or understandings between the parties relating to the subject matter hereof. No oral understandings, statements, promises or inducements contrary to the terms of this Agreement exist. No representations, warranties covenants, or conditions express or implied, other than is set forth here, have been made by any party.

         H. Severability. If any part of this Agreement is deemed to be unenforceable the balance of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.


                                            Buster Williams, Jr.,
                                            an individual resident of California



                                            ------------------------------------
                                             Buster Williams, Jr.


                                            Nexia Holdings, Inc.



                                            By:
                                            ------------------------------------
                                            Richard D. Surber, President


                                            Richard Surber,
                                            an individual resident of Utah



                                            ------------------------------------
                                            Richard D. Surber